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                                                                    EXHIBIT 99.1

NEWS RELEASE


Contact(s):   Media Inquiries:                         Visteon Corporation
              Marjorie Sorge                           Corporate Communications
              313-755-5773                             17000 Rotunda Drive
              msorge@visteon.com                       Dearborn, Michigan 48120
                                                       Facsimile:  313-755-7983

              Investor Inquiries:
              Derek Fiebig
              313-755-3699
              dfiebig@visteon.com


                                                               [VISTEON(R) LOGO]

VISTEON NAMES ANJAN CHATTERJEE SENIOR VICE PRESIDENT, STRATEGY AND BUSINESS PLANNING

DEARBORN, Mich., July 25, 2003 - Visteon Corporation (NYSE:VC) has named Anjan Chatterjee, senior vice president, strategy and business planning. In this position he will further develop the company's strategic global direction by integrating existing product lines, marketing, manufacturing and supply chain strategies into a single, customer-connected organization.

"Anjan's experience is broad-based, spanning strategy, product, distribution and operations," said Chairman and CEO Peter Pestillo. "We are confident his fresh-eye look at our business and product strategies will enhance the progress Visteon has already made as a top Tier One supplier."

Chatterjee comes to Visteon from McKinsey and Company where he was a director and North America automotive sector leader. In that role he advised numerous OEMs and Tier One suppliers on strategy and operating issues. He also established McKinsey and Company's Detroit office and grew that team to 50 professionals over the last five years.

"Anjan will take a hands-on approach to enhancing our strategic direction," said President and COO Mike Johnston. "His expertise will create process improvements that allow Visteon to move more quickly through the decision-making process while improving product development and speed to market."

Chatterjee also was a partner at A.T. Kearney, where he focused on strategy and operational engagements, and a principal at Booz Allen Hamilton in the computer, semiconductor and technology areas. Early in his career he worked for NASA as a computer scientist in the space and technology program.



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He received a Bachelor of Science degree in electrical engineering from IIT in
Delhi, India, a Master of Science degree in computer science from George Washington University and an MBA from Stanford University.

Chatterjee will join Visteon in August. He will report to Pestillo and will be a member of Visteon's Strategy Council.

Visteon Corporation is a leading full-service supplier that delivers consumer-driven technology solutions to automotive manufacturers worldwide and through multiple channels within the global automotive aftermarket. Visteon has approximately 75,000 employees and a global delivery system of more than 180 technical, manufacturing, sales, and service facilities located in 25 countries.

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  Photos of Anjan Chatterjee as well as Visteon news releases, photographs and product specification details are available at www.visteon.com



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